Exhibit 99.1

KBS Fashion Group Announces Letter of Intent to Acquire a Greece Based Private Smart Tech Apparel Company

SHISHI, China, Feb. 19, 2019 /PRNewswire/ --KBS Fashion Group Limited ("KBS" or the "Company") (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China, announced today that it has executed a non-binding Letter of Intent ("LOI") to acquire Tribe Wearables ("Tribe"), a private smart clothing technology company, located in Komotini, Greece.

According to the LOI, KBS will first acquire 20% of equity interests in Tribe based on the valuation of $5,000,000 pre money by issuing certain amount of shares KBS common stock to the shareholders of Tribe. The board of directors of Tribe will have at least one member nominated by KBS once the acquisition is completed. KBS is also entitled to acquire additional equity interests in Tribe by placing certain order of Tribe products at the required price and amount under the LOI. In addition, KBS will have the right of first refusal on participating in Tribe's future capital raise.

Mr. Keyan Yan, Chief Executive Officer of the Company commented, "We are very excited to invest in Tribe, one of the most innovative smart clothing technology companies internationally. We conceive that this investment will enhance and expand significantly our clients network and products offering. The smart clothing market is expected to surpass the 2 trillion US dollars in size in 2019 and KBS is well positioned to capture a part of this market in the wider region. We believe KBS will be the preferred manufacturer and exclusive distributor of Tribe products in mainland China and Taiwan."

"With the acquisition of Tribe, the management team of KBS continues the implementation of its plan for entering the dynamic market of AI, wearable and smart technology for capturing the ever increasing demand for these products in the wider region and internationally. We look forward to welcoming Tribe to be a part of KBS and expect the first stage of acquisition to be completed within the next six months."Concluded by Mr Keyan Yan.

The transaction remains subject to completion of due diligence reviews, customary definitive documentation and approval by the respective KBS and Tribe boards of directors. As a result, there is no assurance that the transaction will be eventually consummated.

About Tribe Wearables

Tribe Wearables is a leading Greek based smart clothing technology company focusing in the development of apparels and sensors for assessing, coaching athletes and prevention of injuries. Its products combine the feel of premium sports apparels, with the functionality of cutting edge sports Science Lab and the AI-based Coaching with abilities rivaling that of world-class personal trainers. To learn more about the Company, please visit its corporate website at www.tribewereables.com.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 33 KBS branded stores (as of December 31, 2018) and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Lisa Tu
Chief Financial Officer
T: +86 158-5972-2469
E: lingsantu@hotmail.com